Munich American Reassurance Company

Automatic and Facultative YRT Reinsurance Agreement

between

Nationwide Life Insurance Company & Nationwide Life and Annuity Insurance Company, Columbus, Ohio
(collectively referred to as the Ceding Company)

and

Munich American Reassurance Company Atlanta, Georgia
(hereinafter referred to as "MARC')

Effective January 19, 2005

Treaty # 3273

ARTICLE 8 - CONVERSIONS, EXCHANGES, AND REPLACEMENTS 10

8.1           CONVERSIONS 10
8.2 EXCHANGES AND REPLACEMENTS 10

ARTICLE 9 - CLAIMS 11

9.1           NOTICE 11
9.2           PROOFS 11
9.3           AMOUNT AND PAYMENT OF REINSURANCE BENEFITS 1 1
9.4           CONTESTABLE CLAIMS 12
9.5           CLAIM EXPENSES 12

MARC Munich Re Group

9.6           MISREPRESENTATION OR SUICIDE

9.7           MISSTATEMENT OF AGE OR SEX 12
9.8 EXTRA-CONTRACTUAL DAMAGES 13

ARTICLE 10 - RETENTION LIMIT CHANGES 14

ARTICLE 11 - RECAPTURE 15

11. I RECAPTURE PERIOD 15
11.2 FULL RETENTION 15
I L3 ELIGIBLE POLICIES 15
11.4 PROPORTIONAL SHARING 15
11.5 CHRONOLOGY 15
11.6 NO RESCISSIONS 15
11.7 CONTINUATIONS 15
11.8 WAIVER OF PREMIUM RIDER AND WAIVER OF MONTHLY DEDUCTIONS RIDER CLAIMS 16
11.9 OVERLOOKED 16
H.10 ALTERNATIVE RECAPTURE ARRANGEMENT 16

11.11 ANTI-SELECTION 16
11.12 TERMINAL ACCOUNTING 16

ARTICLE 12 - GENERAL PROVISIONS 17

12.1 CURRENCY 17
12.2 PREMIUM TAX 17
12.3 INSPECTION OF RECORDS 17
12.4 FORMS, MANUALS & ISSUE RULES 17
12.5 INTEREST RATE 17
12.6 OTHER 17

ARTICLE 13 - DAC TAX 18

ARTICLE 14 - OFFSET 19

ARTICLE 15 - INSOLVENCY 20

15.1 INSOLVENCY OF A PARTY TO THIS AGREEMENT 20
15.2 INSOLVENCY OF THE CEDING COMPANY 10

ARTICLE 16 — TERMINAL ACCOUNTING 21

ARTICLE 17 - ERRORS AND OMISSIONS 22

ARTICLE 18 - DISPUTE RESOLUTION 23

ARTICLE 19 - ARBITRATION 24

ARTICLE 20 - CONFIDENTIALITY 26

ARTICLE 21 - DURATION OF AGREEMENT 28

ARTICLE 22 - EXECUTION 29

MARC Munich Re Group

Article 1 - PREAMBLE

1.1 Parties to the Agreement
This is a YRT agreement for indemnity reinsurance (the "Agreement") solely between           Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company, Columbus, Ohio (collectively referred to as the "Ceding Company"), and Munich American Reassurance Company of Atlanta, Georgia ("MARC"), collectively referred to as the "parties".

The acceptance of risks under this Agreement will create no right or legal relationship between MARC and the insured, owner or beneficiary of any insurance policy or other contract of the Ceding Company.

The Agreement will be binding upon the Ceding Company and MARC and their respective successors and assigns.

1.2 Compliance
This Agreement applies only to the issuance of insurance by the Ceding Company in a jurisdiction in which it is properly licensed.

The Ceding Company represents that, to the best of its knowledge, it is in compliance with all state and federal laws applicable to the business reinsured under this Agreement. In the event the Ceding Company is found to be in non-compliance with any law material to this Agreement, the Agreement will remain in effect and the Ceding Company will indemnify MARC for any direct loss MARC suffers as a result of the noncompliance, and will seek to remedy the non-compliance.

1.3 Construction

This Agreement will be construed in accordance with the laws of the state of Ohio.

1.4 Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the business reinsured hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to this Agreement will be null and void unless made by amendment to this Agreement and signed by both parties.

1.5 Severability
If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not impair or affect the validity or the enforceability of the remaining provisions of this Agreement.

MARC Munich Re Group

Article 2 - AUTOMATIC REINSURANCE

2.1 General Conditions
The Ceding Company will automatically cede to MARC new business as defined in Section 2.2 on the life insurance policies, supplementary benefits, and riders listed in Exhibit B issued on and after the effective date of this Agreement. The basis for the automatic reinsurance is shown in Exhibit B.

MARC will automatically accept its share of the above-referenced policies up to the limits shown in Exhibit B, provided that:
(a)	the insured, at the time of the application, must be a permanent resident of the United States, Canada or U.S. territories, Puerto Rico and Guam,
(b)
the Ceding Company keeps its full retention, as specified in Exhibit A, or otherwise holds its full retention on a life under previously issued inforce policies and applies the same underwriting standards it would have applied if the new policy had fallen completely within its regular retention,

(c)	the Ceding Company applies its normal underwriting guidelines in accordance with Section 2.4 of this article and Section 12.4,
(d)
the total of the new ultimate amount of reinsurance required including contractual increases, and the amount already reinsured on that life under this Agreement and all other agreements between MARC and the Ceding Company, does not exceed the Automatic Binding Limits set out in Exhibit B,

(e)
the amount of life insurance in force in all companies, including any coverage to be replaced plus the amount currently applied for on that life in all companies, does not exceed the Jumbo Limit stated in Exhibit B, and

(f)
the application is on a life that has not been submitted facultatively to MARC or any other reinsurer, unless the reason for any prior facultative submission was solely for capacity that may now be accommodated within the terms of this Agreement.

2.2          New Business
New business as defined in this article and Article 8.2 are those policies on which (a) the Ceding Company has obtained complete and current underwriting evidence on the full amount issued, (b) the full normal commissions are paid by the Ceding Company for the new plan, and (c) the suicide and contestable provisions apply from the effective date of the new plan.

2.3           Retained Amounts

The Ceding Company may not reinsure on any basis any portion of the amount it has retained on the business covered under this Agreement, without prior notification to MARC.

 2.4Underwriting Standards

The parties hereby declare and agree that all policies and benefits covered under this Agreement shall be issued in accordance with the Ceding Company's normal underwriting standards and guidelines. Any subsequent material changes to the underwriting standards and guidelines shall be subject to the approval of MARC in writing before being applied to policies and benefits to be covered by this Agreement. MARC agrees that the approval will not be unreasonably withheld.

' 2

MARC Munich Re Group

Article 3 - FACULTATIVE REINSURANCE
3.1                                    The Ceding Company may submit any application on a plan or rider identified in Exhibit

B to MARC for its consideration on a facultative basis.

The Ceding Company will apply for reinsurance on a facultative basis by sending to MARC an Application for Facultative Reinsurance, providing the information outlined in Exhibit I. Accompanying this Application will be copies of all underwriting evidence that is available for risk assessment including, but not limited to, copies of the application for insurance, medical examiners' reports, attending physicians' statements, inspection reports, and any other information bearing on the insurability of the risk. The Ceding Company also will notify MARC of any outstanding underwriting requirements at the time of the facultative submission. Any subsequent information received by the Ceding Company that is pertinent to the risk assessment will be immediately transmitted to MARC.

After consideration of the Application for Facultative Reinsurance and related information, MARC will promptly inform the Ceding Company of its underwriting decision. MARC's offer will expire at the end of 120 days, unless otherwise specified by MARC.

If the underwriting decision is acceptable, the Ceding Company will notify MARC in writing of its acceptance of the offer.

Unless the Ceding Company gives notification before the expiration date, there shall not be any reinsurance on the risk and Errors and Omissions as stated in Article 17 will not apply.

MARC Munich Re Group

Article 4 - COMMENCEMENT OF LIABILITY

4.1                                                      Automatic Reinsurance
For automatic reinsurance, MARC's liability for amounts ceded hereunder will commence at the same time as the Ceding Company's liability.

4.2                      Facultative Reinsurance
For facultative reinsurance, MARC's liability will commence at the same time as the Ceding Company's liability, provided that MARC has made a facultative offer and that offer was accepted, during the lifetime of the insured, in accordance with the terms of this Agreement.

MARC Munich Re Group

Article 6 - REINSURED RISK AMOUNT

5.1                    Life
The reinsured net amount at risk of the policy is defined as the death benefit amount less the cash value, account value, or terminal reserve, less the amount retained by the Ceding Company, and for automatic policies, multiplied by MARC's share as stated in Exhibit B. For variable amount plans, the reinsured net amount at risk is calculated using the account value in effect at the end of the monthly reinsurance billing period.

Any change in the net amount at risk due to changes in the policy's cash value or account value will be ceded with reference to the excess retained by the Ceding Company.

5.2                    Waiver of Premium
The reinsured proportion of Disability Waiver of Premium will not be greater than the proportion reinsured on the corresponding life insurance benefit.

MARC Munich Re Group

Article 6 - PREMIUM ACCOUNTING

6.1                Premiums
Reinsurance premium rates for life insurance and other benefits reinsured under this Agreement are shown in Exhibit D. The rates will be applied to the reinsured net amount at risk.

The Ceding Company will pay MARC the percentages of the premium rates shown in Exhibit D.

6.2                   Payment of Premiums
Reinsurance premium is quoted on an annual basis, calculated monthly in advance and paid quarterly to MARC. The Ceding Company will calculate the amount of reinsurance premium due and, within ten (10) days after the end of the quarter, will send MARC a statement that contains the information shown In Exhibit E, showing reinsurance premiums due for that period. if an amount is due MARC, the Ceding Company will remit that amount together with the statement. If an amount is due the Ceding Company, MARC will remit such amount within twenty (20) days of receipt of the statement.

6.3      Delayed Payment
Premium balances that remain unpaid for more than thirty (30) days after the Remittance Date will incur  interest from the end of the reporting period. The Remittance Date is defined as thirty (30) days after the end of the reporting period. Interest will be calculated using the index specified In Article 12,5.

6.4                Failure to Pay Premiums
The payment of reinsurance premiums is a condition precedent to the liability of MARC for reinsurance covered by this Agreement. In the event that reinsurance premiums are not paid within sixty (60) days of the Remittance Date for reasons other than those due to errors and omissions as defined in Article 17, MARC will have the right to terminate the reinsurance under all policies having reinsurance premiums in arrears. If MARC elects to exercise its right of termination, it will give the Ceding Company thirty (30) days written notice of its intention. Such notice will be sent by certified mail.

If all reinsurance premiums in arrears, including any that become in arrears during the thirty (30) day notice period, are not paid before the expiration of the notice period, MARC will be relieved of all liability under those policies as of the last date to which premiums have been paid for each policy. Reinsurance on policies on which reinsurance premiums subsequently fall due will automatically terminate as of the last date to which premiums have been paid for each policy, unless reinsurance premiums on those policies are paid on or before their Remittance Dates.

Terminated reinsurance may be reinstated, subject to approval by MARC, within thirty (30) days of the date of termination, and upon payment of all reinsurance premiums in arrears including any interest accrued thereon. MARC will have no liability for any claims incurred between the date of termination and the date of the reinstatement of the reinsurance. The right to terminate reinsurance will not prejudice MARC's right to collect

MARC Munich Re Group

premiums for the period during which reinsurance was in force prior to the expiration of the thirty (30) days notice.

The Ceding Company will not force termination under the provisions of this Article solely to avoid the provisions regarding recapture in Article 11, or to transfer the reinsured policies to another reinsurer.

6.5 Premium Rate Guarantee
MARC does not guarantee the premium rates for more than one (1) year, hence deficiency reserves are not required.

MARC Munich Re Group

Article 7 - REDUCTIONS, TERMINATIONS AND CHANGES

Whenever a change is made in the status, plan, amount or other material feature of a policy reinsured under this Agreement, MARC will, upon receipt of notification of the change, provide adjusted reinsurance coverage in accordance with the provisions of this Agreement. The Ceding Company will notify MARC of any such change within thirty (30) days of its effective date.

7.1             Reductions and Terminations
In the event of the reduction, lapse, or termination of a policy or policies reinsured under this Agreement or any other agreement, the Ceding Company will, reduce or terminate reinsurance on that life. The reinsured amount on the life with all reinsurers will be reduced, effective on the same date, by the amount required such that the Ceding Company maintains its retention as defined under this Agreement.

The reinsurance reduction will apply first to the policy or policies being reduced and then, on a chronological basis, to other reinsured policies on the life, beginning with the oldest policy. If a fully retained policy on a life that is reinsured under this Agreement is terminated or reduced, the Ceding Company will reduce the existing reinsurance on that life by a corresponding amount, with the reinsurance on the oldest policy being reduced first. If the amount of reduction exceeds the risk amount reinsured, the reinsurance on the policy or policies will be terminated.

MARC will refund any unearned reinsurance premiums net of allowances. However, the reinsured portion of any policy fee will be deemed earned for a policy year if the policy is reinsured during any portion of that policy year.

7.2 Increases
(a) Noncontractual Increases
If the amount of insurance is increased as a result of a noncontractual change and the increase will be underwritten by the Ceding Company in accordance with its customary standards and procedures as set forth in Article 2.2, it will be considered new reinsurance under this Agreement. Otherwise, the increase is not reinsured under this Agreement. MARC's approval is required if the original policy was reinsured on a facultative basis or if the new amount will cause the reinsured amount on the life to exceed either the Automatic Binding Limits or the Jumbo Limits shown in Exhibit B.

MARC will assume its share of the entire amount in excess of the Ceding Company's applicable retention. Premiums for the additional reinsurance will be at the new-issue rate from the point of increase.

(b) Contractual Increases
For policies reinsured on an automatic basis, reinsurance of increases in amount resulting from  contractual policy provisions will be accepted only up to the Automatic Binding Limits shown in Exhibit B.

MARC Munich Re Group

For policies reinsured on a facultative basis, reinsurance will be limited to the ultimate amount shown in MARC's facultative offer. Reinsurance premiums for contractual increases will be on a point-in-scale basis from the original issue age of the policy.

7.3 Risk Classification Changes
If the policyholder requests a Table Rating reduction or removal of a Flat Extra, such change will be underwritten according to the Ceding Company's normal underwriting practices. Risk classification changes on facultative policies will be subject to MARC's approval.

7.4 Reinstatement
If a policy reinsured on an automatic basis is reinstated in accordance with its terms and in accordance with Ceding Company rules and procedures, MARC will, upon notification of reinstatement, reinstate the reinsurance coverage. if a policy reinsured on a facultative basis is reinstated, approval by MARC will be required prior to the reinstatement of the reinsurance if the Ceding Company's regular reinstatement rules indicate that more evidence than a Statement of Good Health is required.

Upon reinstatement of the reinsurance coverage, the Ceding Company will pay the contractual reinsurance premiums plus accrued interest for the period and at the interest rate for which it receives premiums in arrears.

7.5 Nonforfeiture Benefits
(a) Extended Term
If the original policy lapses and extended term insurance is elected under the terms of the policy, reinsurance will continue on the same basis as under the original policy until the expiry of the extended term period.

(b) Reduced Paid-up
If the original policy lapses and reduced paid-up insurance is elected under the terms of the policy, the amount reinsured will be reduced.

Reinsurance will be reduced by the full amount of the reduction. The reinsurance premiums will be calculated in the same manner as reinsurance premiums were calculated on the original policy. If the amount of reduction exceeds the risk amount reinsured, the reinsurance on the policy will be terminated.

MARC Munich Re Group

Article 8 CONVERSIONS, EXCHANGES, AND REPLACEMENTS

If a policy reinsured under this Agreement is converted, exchanged or replaced, the Ceding Company will promptly notify MARC. Unless mutually agreed otherwise, policies that are not reinsured with MARC and that exchange or convert to a plan covered under this Agreement will not be reinsured hereunder.

8.1 Conversions
MARC will continue to reinsure policies resulting from the contractual conversion of any policy reinsured under this Agreement, in an amount not to exceed the original amount reinsured hereunder. If the plan to which the original policy is converting is reinsured by MARC, either under this Agreement or under a different Agreement, reinsurance premium rates for the resulting converted policy will be those contained in the Agreement that covers the plan to which the original policy is converting. However, if the new plan is not reinsured by MARC, reinsurance premiums for a policy resulting from a contractual conversion will be agreed upon between the parties. Reinsurance premiums and any allowances for conversions will be on a point-in-scale basis from the original issue age of the policy.

If the conversion results in an increase in the risk amount, the increase will be underwritten by the Ceding Company in accordance with its customary standards and procedures. MARC will accept such increases, subject to the new business provisions of this Agreement. Reinsurance premiums and any allowances for increased risk amounts will be first-year premiums at the agreed-upon premium rate.

8.2                      Exchanges and Replacements
A policy resulting from an internal exchange or replacement will be underwritten by the Ceding Company in accordance with its underwriting guidelines, standards and procedures for exchanges and replacements. If the Ceding Company's guidelines treat the policy as new business, then the reinsurance will also be considered new business. For purposes of this Article, new business is defined as those policies on which:

(a)	the Ceding Company has obtained complete and current underwriting evidence on the full amount; and
(b)	the full normal commissions are paid by the Ceding Company for the new plan; and
(c)	the Suicide and Contestable provisions apply from the effective date of the new plan.

It is understood that there could be rare situations where less than full commissions are paid on an increase of life insurance that would still qualify for new business. Some examples are orphan policies where no agent is involved or where cash value is sufficient to pay premiums.

MARC's approval to exchange or replace the policy will be required if the original policy was reinsured on a facultative basis.

If the Ceding Company's guidelines do not treat the policy as new business, the exchange or replacement will continue to be ceded to MARC. The rates will be based on the original issue age, underwriting class and duration since the issuance of the original policy.

MARC Munich Re Group

Article 9 - CLAIMS

Claims covered under this Agreement include only death claims, which are those due to the death of the insured on a policy reinsured under this Agreement, and any additional benefits specified in Exhibit B, which are provided by the underlying policy and are reinsured under this Agreement.

9.1 Notice
The Ceding Company will notify MARC, as soon as reasonably possible, after it receives a claim on a policy reinsured under this Agreement.

9.2 Proofs
The Ceding Company will promptly provide MARC with proper claim proofs, including a copy of the proof of payment by the Ceding Company, a copy of the claimant statement and a copy of the insured's death certificate. In addition, for contestable claims, the Ceding Company will send to MARC a copy of all papers in connection with the claim, including investigation papers, the underwriting file and underwriter's notes.

9.3               Amount and Payment of Reinsurance Benefits
As soon as MARC receives proper claim notice and proof of the claim, MARC will promptly examine the claim and pay the reinsurance benefits due the Ceding Company as appropriate. The Ceding Company's contractual liability for policies reinsured under this Agreement is binding on MARC. However, for claims incurred during the contestable period if the total amount of reinsurance ceded to all Reinsurers on the policy is greater than the amount retained by the Ceding Company, or if the Ceding Company retained less than its usual retention on the policy, the Ceding Company will consult with MARC before conceding liability or making settlement to the claimant. The Ceding Company will wait at least ten (10) business days for MARC's recommendation.

The total reinsurance recoverable from all companies will not exceed the Ceding Company's total contractual liability on the policy, less the amount retained. The maximum reinsurance death benefit payable to the Ceding Company under this Agreement is the risk amount specifically reinsured with MARC. MARC will also pay its proportionate share of the interest that the Ceding Company pays on the death proceeds until the date of settlement.

Life benefit payments will be made in a single sum, regardless of the Ceding Company's settlement options.

The reinsurance benefit for an approved waiver of premium claim will be MARC's proportionate share of the annual gross premium waived on the policy. The Ceding Company will continue to pay the life reinsurance premium; however, it will not pay the reinsurance premium for the waiver benefit for the duration of the waiver claim period. MARC will pay waiver benefits annually regardless of the mode of premium payment specified in the policy.

MARC Munich Re Group

9.4 Contestable Claims
The Ceding Company will promptly notify MARC of its intention to contest, compromise, or litigate a claim involving a reinsured policy. The Ceding Company will also promptly and fully disclose all information relating to the claim. Once notified, MARC will have fifteen (15) business days to notify the Ceding Company in writing of its decision to accept participation in the contest, compromise, or litigation. If MARC has accepted participation, the Ceding Company will promptly advise MARC of all significant developments in the claim investigation, including notification of any legal proceedings against it in response to denial of the claim.

If MARC does not accept participation, MARC will then fulfill its obligation by paying the Ceding Company its full share of the reinsurance amount, and will not share in any subsequent reduction or increase in liability.

If MARC accepts participation and the Ceding Company's contest, compromise, or litigation results in a reduction or increase in liability, MARC will share in any such reduction or increase in proportion to its share of the risk on the contested policy.

9.5                    Claim Expenses
MARC will pay its share of reasonable claim investigation and legal expenses connected with the litigation or settlement of contractual liability claims unless MARC has discharged its liability pursuant to Section 9.4 above. If MARC has so discharged its liability, MARC will not participate in any expenses incurred thereafter.

MARC will not reimburse the Ceding Company for routine claim and administration expenses, including but not limited to the Ceding Company's home office expenses, compensation of salaried officers and employees, and any legal expenses other than third party expenses incurred by the Ceding Company. Claim investigation expenses do not include expenses incurred by the Ceding Company as a result of a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits.

Furthermore, MARC will not reimburse the Ceding Company for any expenses, if said expense was not incurred by the Ceding Company while investigating, defending or settling a claim.

  9.6                      Misrepresentation or Suicide
If the Ceding Company returns premium to the policyowner or beneficiary as a result of misrepresentation or suicide of the insured, MARC will refund its proportionate share of the premium refund to the Ceding Company in lieu of any other form of reinsurance benefit payable under this Agreement.

  9.7                      Misstatement of Age or Sex

In the event of a change in the amount of the Ceding Company's liability on a reinsured policy due to a misstatement of age or sex, MARC's liability will change proportionately The face amount of the reinsured policy will be adjusted from the inception of the policy, and any difference will be settled without interest.

MARC Munich Re Group

9.8 Extra-Contractual Damages
MARC will not participate in punitive or compensatory damages that are awarded against the Ceding Company as a result of an act, omission, or course of conduct committed solely by the Ceding Company, its agents, or representatives in connection with claims covered under this Agreement. MARC will, however, pay its share of statutory penalties awarded against the Ceding Company in connection with claims covered under this Agreement if MARC elected in writing to join in the contest of the coverage in question.

The parties recognize that circumstances may arise in which equity would require MARC, to the extent permitted by law, to share proportionately in punitive and compensatory damages. Such circumstances are difficult to define in advance, but would generally be those situations in which MARC was an active party and, in writing, recommended, consented to, or ratified the act or course of conduct of the Ceding Company that ultimately resulted in the assessment of the extra-contractual damages. In such situations, MARC and the Ceding Company will share such damages so assessed, in equitable proportions.

For purposes of this Article, the following definitions will apply.

"Punitive Damages" are those damages awarded as a penalty, the amount of which is neither governed nor fixed by statute.

"Compensatory Damages" are those amounts awarded to compensate for the actual damages sustained, and are not awarded as a penalty, nor fixed in amount by statute.

"Statutory Penalties" are those amounts awarded as a penalty, but are fixed in amount by statute.

MARC Munich Re Group

Article 10 - RETENTION LIMIT CHANGES

10.1	If the Ceding Company changes its maximum retention limits as shown in Exhibit A, it will provide MARC with written notice of the intended changes thirty (30) days in advance of their effective date.

A change to the Ceding Company's maximum retention limits will not affect the reinsured policies in force except as specifically provided elsewhere in this Agreement. Furthermore, unless agreed between the parties, an increase in the Ceding Company's retention schedule will not effect an increase in the total risk amount that it may automatically cede to MARC.

MARC Munich Re Group

Article 11 - RECAPTURE

Whenever the Ceding Company increases its maximum dollar retention, as set forth in Exhibit A, it may elect to recapture all in force reinsurance affected by the increase, provided a ninety (90) day written notice is given to MARC prior to the effective date of commencement of its recapture election. Recapture of the in force reinsurance shall be subject to the following conditions:

11.1                      Recapture Period
An in-force policy shall not be eligible for recapture until it has been reinsured for the minimum number of years as specified in Exhibit D.4. The effective date of the reduction in reinsurance shall be the later of:

(a)	the first policy anniversary following the expiration of the ninety (90) day notice period to recapture; or
(b)	the policy anniversary date when the required minimum number of years is attained; or
(c)	a mutually agreed effective date between the Ceding Company and MARC.

11.2                      Full Retention

The Ceding Company must have maintained the maximum dollar retention on the life for the plan, insured's age, sex and mortality classification as set forth in Exhibit A.

11.3                      Eligible Policies
Reinsurance for all policies eligible for recapture shall be reduced by the amount necessary to increase the total amount retained on the life up to the new maximum dollar retention.

11.4                      Proportional Sharing
If the policy is eligible for recapture from other reinsurers, the reduction in reinsurance shall be shared proportionately based upon the original risk among all reinsurers.

11.5                             Chronology

If more than one policy is eligible for recapture, any recapture must be affected beginning with the policy with the earliest issue date and continuing in chronological order according to the remaining policies' issue dates.

11.6                             No Rescissions

The Ceding Company shall not rescind or revoke its decision to recapture once elected for any policies becoming eligible on future policy anniversaries.

11.7                             Continuations
For a policy issued as a result of a continuation, such as conversion, re-entry or exchange, the recapture terms of the agreement covering the original policy shall apply and the recapture period shall be measured from the issue date of the original policy.

MARC Munich Re Group

11.8                            Waiver of Premium Rider and Waiver of Monthly Deductions Rider Claims
If an in force policy is subject to a waiver of premium or waiver of monthly deduction claim on the date the policy qualifies for full recapture, all other benefits except the applicable waiver rider benefit shall be recaptured. MARC shall continue to pay its share of the waiver rider benefits. MARC shall not be liable for any other benefits, including the death proceeds, which are eligible for recapture, provided the entire in force policy can be recaptured. When the policy is no longer on a waiver rider claim status, all of MARC's liability shall terminate. In the event of a partial recapture, MARC shall remain liable for its share of any remaining death proceeds pursuant to the terms of this Agreement.

11.9                             Overlooked

After the effective date of recapture, MARC will not be liable for any reinsured policies or portions of such reinsured policies eligible for recapture that the Ceding Company has overlooked. MARC will refund reinsurance premiums which the Ceding Company may have inadvertently continued to pay on such recaptured policies.

11.10                   Alternative Recapture Arrangement
As an alternative to above recapture implementations, the Ceding Company and MARC have the option to negotiate a program specifically for administrative ease such as a periodic or discontinuous recapture of in force policies. Any such alternative methods will be agreed between the two parties through an amendment made to this Agreement for the affected business.

11.11                   Anti-Selection

Recapture shall not be made on a basis that may result in any anti-selection against MARC. Other than bonafide catastrophe or financial reinsurance arrangements, the Ceding Company will retain all risk so recaptured.

11.12                   Terminal Accounting
The terminal accounting for recapture is set forth in Article 16.

MARC Munich Re Group

Article 12 - GENERAL PROVISIONS

12.1                  Currency
All payments and reporting by both parties under this Agreement will be made in United States dollars,

12.2                             Premium Tax
MARC will not reimburse the Ceding Company for premium taxes.

12.3                             Inspection of Records
MARC and the Ceding Company, or their duly authorized representatives, will have the right to inspect original papers, records, and all documents relating to the business reinsured under this Agreement including underwriting, claims processing, and administration. Such access will be provided during regular business hours at the office of the inspected party.

12.4                             Forms, Manuals & Issue Rules
The Ceding Company affirms that its retention schedule, underwriting guidelines, issue rules, premium rates, policy forms and normal standards and guidelines relating to exchanges and replacements applicable to the Reinsured Policies and in use as of the effective date, have been supplied to MARC.

It is the Ceding Company's responsibility to ensure that its practice and applicable forms are in compliance with current Medical Information Bureau (MIS) guidelines.

12.5                             Interest Rate
If, under the terms of this Agreement, interest is accrued on amounts due either party, such interest will be calculated using the 180 day treasury rate as reported in the Wall Street Journal on the date the payment becomes due, except as it pertains to Article 9, and outlined elsewhere in this Agreement.

12.6                             Other
MARC will not participate in gross annual premiums paid by the policyholder, policy fees, expense charges assessed, cash values, accumulation fund amounts, dividends nor any benefits not expressly referred to herein.

MARC Munich Re Group

Article 13 - DAC TAX

13.1
The parties to this Agreement agree to the following provisions pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended:

(a)	The term 'party' refers to either the Ceding Company or MARC, as appropriate.

(b)	The terms used in this Article are defined by reference to Regulation Section 1.848-2, effective December 29, 1992.

(c)
The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

(d)	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency, or as otherwise required by the Internal Revenue Service.

(e)	The Ceding Company will submit a schedule to MARC by April 1 of each year with its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Ceding Company stating that the Ceding Company will report such net consideration in its tax return for the preceding calendar year. MARC may contest such calculation by providing an alternative calculation to the Ceding Company in writing within thirty (30) days of MARC's receipt of the Ceding Company's calculation. If MARC does not so notify the Ceding Company within the required timeframe, MARC will report the net consideration as determined by the Ceding Company in MARC's tax return for the previous calendar year,

(f)
If MARC contests the Ceding Company's calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date MARC submits its alternative calculation. If the Ceding Company and MARC reach an agreement on an amount of net consideration, each party will report the agreed upon amount in its tax return for the previous calendar year.

(g)	Both the Ceding Company and MARC represent and warrant that they are subject to United States taxation under either Subchapter L or Subpart F of Part III of Subchapter N of the internal Revenue Code of 1986, as amended.

MARC Munich Re Group

Article 14 - OFFSET

14.1
Any debts or credits, in favor of or against either MARC or the Ceding Company with respect to this Agreement or any other reinsurance agreement between the parties, are deemed mutual debts or credits and may be offset and only the balance will be allowed or paid.

The right of offset will not be affected or diminished because of the insolvency of either party.

MARC Munich Re Group

Article 16 - INSOLVENCY

15.1                            Insolvency of a Party to this Agreement
A party to this Agreement will be deemed insolvent when it:

(a)	applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor of its properties or assets; or

(b)	is adjudicated as bankrupt or insolvent; or

(c)
files or consents to the filing of a petition in bankruptcy, seeks reorganization to avoid insolvency or makes formal application for any bankruptcy, dissolution, liquidation or similar law or statute; or

(d)	becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the party's domicile.

15.2                            Insolvency of the Ceding Company
In the event of the insolvency of the Ceding Company, all reinsurance payments due under this Agreement will be payable directly to the liquidator, rehabilitator, receiver, or statutory successor of the Ceding Company, without diminution because of the insolvency, for those claims allowed against the Ceding Company by any court of competent jurisdiction or by the liquidator, rehabilitator, receiver or statutory successor having authority to allow such claims.

In the event of insolvency of the Ceding Company, the liquidator, rehabilitator, receiver, or statutory successor will give written notice to MARC of all pending claims against the Ceding Company on any policies reinsured within a reasonable time after such claim is filed in the insolvency proceeding. While a claim is pending, MARC may investigate and interpose, at its own expense, in the proceeding where the claim is adjudicated, any defense or defenses that it may deem available to the Ceding Company or its liquidator, rehabilitator, receiver, or statutory successor.

The expense incurred by MARC will be chargeable, subject to court approval, against the Ceding Company as part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the Ceding Company solely as a result of the defense undertaken by MARC. Where two or more reinsurers are participating in the same claim and a majority in interest elect to interpose a defense or defenses to any such claim, the expense will be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the Ceding Company.

MARC will be liable only for the amounts reinsured and will not be or become liable for any amounts or reserves to be held by the Ceding Company on policies reinsured under this Agreement.

MARC Munich Re Group

Article 16 — TERMINAL ACCOUNTING

16.1
If a policy is recaptured according to Article 11, MARC will pay the Ceding Company the unearned reinsurance premium within thirty (30) days following the date of recapture. The Ceding Company will pay MARC any due, but unpaid premiums under this Agreement up to the date of recapture for any recaptured policies. MARC shall not be liable, under this Agreement, for any claims incurred after the date of recapture, but shall remain liable for all claims incurred on or prior to the date of recapture. In addition, there will be no transfer of reserves between MARC and the Ceding Company for any policy reinsured under this Agreement.

MARC Munich Re Group

Article 17 - ERRORS AND OMISSIONS

17.1           If through unintentional error, oversight, omission, or misunderstanding (collectively referred to as 'errors"), MARC or the Ceding Company fans to comply with the terms of this Agreement and if, upon discovery of the error by either party, the other is promptly notified, each thereupon will be restored to the position it would have occupied if the error had not occurred, including interest, except as provided for in Article 3.

If it is not possible to restore each party to the position it would have occupied but for the error, the parties will endeavor in good faith to promptly resolve the situation in a manner that is fair and reasonable, and most closely approximates the intent of the parties as evidenced by this Agreement.

However, MARC will not provide reinsurance for policies that do not satisfy the parameters of this Agreement, nor will MARC be responsible for negligent or deliberate acts or for repetitive errors in administration by the Ceding Company that have not been corrected in a reasonable period of time. If either party discovers that the Ceding Company has failed to cede reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, MARC may require the Ceding Company to audit its records for similar errors and to take the actions necessary to avoid similar errors in the future. if MARC has received no evidence that the Ceding Company has taken action to remedy such a situation, MARC's liability is limited to correctly reported policies only.

MARC Munich Re Group

Article 18 - DISPUTE RESOLUTION

18.1       In the event of a dispute arising out of or relating to this agreement, the parties agree to the following process of dispute resolution. Within thirty (30) days after MARC or the Ceding Company has first given the other party written notification of a specific dispute, each party will appoint a designated company officer to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as soon as possible and as often as necessary, in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The officers will discuss the problem and will negotiate in good faith without the necessity of any formal arbitration proceedings. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The designated officers will decide the specific format for such discussions.

If the officers cannot resolve the dispute within thirty (30) days of their first meeting, the dispute will be submitted to formal arbitration, unless the parties agree in writing to extend the negotiation period for an additional thirty (30) days.

MARC Munich Re Group

Article 19 - ARBITRATION

19.1
It is the intention of MARC and the Ceding Company that the customs and practices of the life insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement. The parties agree to act in all matters with the highest good faith. If MARC and the Ceding Company cannot mutually resolve a dispute that arises out of or relates to this Agreement, and the dispute cannot be resolved through the dispute resolution process described in Article 18, the dispute will be decided through arbitration.

To initiate arbitration, either the Ceding Company or MARC will notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent will acknowledge to the notification in writing within fifteen (15) days of its receipt.

There will be three arbitrators who will be current or former officers of life insurance or life reinsurance companies other than the parties to this Agreement, their affiliates or subsidiaries. Each of the parties will appoint one of the arbitrators and these two arbitrators will select the third. If either party refuses or neglects to appoint an arbitrator within sixty (60) days of the initiation of the arbitration, the other party may appoint the second arbitrator. If the two arbitrators do not agree on a third arbitrator within sixty (60) days of the appointment of the second arbitrator, then each arbitrator shall nominate three candidates [within ten (10) days thereafter], two of whom the other shall decline, and the decision shall be made by drawing lots for the final selection.

Once chosen, the arbitrators are empowered to select the site of the arbitration and decide all substantive and procedural issues by a majority of votes. As soon as possible, the arbitrators will establish arbitration procedures as warranted by the facts and issues of the particular case. The arbitrators will have the power to determine all procedural rules of the arbitration including but not limited to inspection of documents, examination of witnesses and any other matter relating to the conduct of the arbitration. The arbitrators may consider any relevant evidence; they will weigh the evidence and consider any objections. Each party may examine any witnesses who testify at the arbitration hearing.

The arbitrators will base their decision on the terms and conditions of this Agreement and the customs and practices of the life insurance and reinsurance industries rather than on strict interpretation of the law. The decision of the arbitrators will be made by majority rule and will be submitted in writing. The decision will be final and binding on both parties and there will be no appeal from the decision. Either party to the arbitration may petition any court having jurisdiction over the parties to reduce the decision to judgment. The arbitrators may not award any exemplary or punitive damages.

MARC Munich Re Group

Unless the arbitrators decide otherwise, each party will bear the expense of its own arbitration activities, including its appointed arbitrator and any outside attorney and witness fees. The parties will jointly and equally bear the expense of the third arbitrator and other costs of the arbitration.

This Article will survive termination of this Agreement.

MARC Munich Re Group

Article 20 - CONFIDENTIALITY

20.1                    Privacy
MARC agrees to treat Customer Information provided by the Ceding Company as confidential, as prescribed under Federal and State laws and regulations related to privacy. Customer Information includes, but is not limited to, medical, financial, and other personal information about proposed, current, and former policy owners, insureds, applicants, and beneficiaries of policies issued by the Ceding Company. MARC may disclose such information to its retrocessionaires as necessary to perform its internal risk-management functions and to comply with retrocessionaire requirements. MARC may also disclose such information to its external auditors as necessary to comply with audit requirements. MARC will take reasonable steps to assure such outside parties maintain the confidentiality of Customer Information.

MARC will furnish to the Ceding Company a copy of MARC's privacy policy upon request.

20.2                    Proprietary Information

(a)	The Ceding Company and MARC acknowledge that compliance with the terms of this agreement requires that they exchange Proprietary Information with each other.

(b)
Proprietary Information includes, but is not limited to, business plans, trade secrets, experience studies, underwriting manuals, guidelines and decisions, applications, policy forms, quote terms, actuarial data and assumptions, valuations, financial condition, and the specific terms and conditions of this agreement.

(c)	Proprietary Information will not include information that:
(i)	is or becomes available to the general public other than as a result of disclosure by the party receiving the information (hereinafter the "Recipient");
(ii)	is developed independently by the Recipient;
(iii)	is acquired by the Recipient from a third party that is not known by the Recipient to be bound to keep the information confidential; or
(iv)	was already within the possession of the Recipient, and not subject to a confidentiality agreement, prior to being furnished by the other party.

20.3
MARC and the Ceding Company shall hold all Proprietary Information received from the other party in confidence and will not disclose such information except to their own directors, officers, employees, affiliates, and advisors (collectively the "Representatives') who need to know such information in connection with the proper execution of this agreement. MARC and the Ceding Company shall inform all Representatives of the confidentiality of the Proprietary Information and will direct such Representatives to treat the information accordingly.

20.4.	MARC may disclose Proprietary Information to its retrocessionaires or MIB as necessary to perform its internal risk-management functions and to comply with retrocessionaire

MARC Munich Re Group

requirements. The Ceding Company or MARC may disclose Proprietary Information to its external auditors as necessary to comply with audit requirements. The parties will take reasonable steps to assure such outside parties maintain the confidentiality of such Proprietary Information.

20.6
Either party may disclose Proprietary Information when legally compelled to do so. In such event, the party so compelled will provide the other party with prompt notice prior to disclosure so that the other party may seek an appropriate remedy.

20.6	The provisions of this Article survive for two years beyond the termination of the last in force policy reinsured under this Agreement.

MARC Munich Re Group

Article 21 - DURATION OF AGREEMENT

21.1
This Agreement is indefinite as to its duration. The Ceding Company or MARC may terminate this Agreement with respect to the reinsurance of new business by giving thirty (30) days written notice of termination to the other party, sent by certified mail. The first day of the notice period is deemed to be the date the document is postmarked.

During the notification period, the Ceding Company will continue to cede and MARC will continue to accept policies covered under the terms of this Agreement. Reinsurance coverage on all reinsured policies will remain in force until the termination or expiry of the policies or until the contractual termination of reinsurance under the terms of this Agreement, whichever occurs first.

MARC Munich Re Group

Article 22 - EXECUTION

22.1
This Agreement is effective as of January 19, 2005 and applies to all eligible policies with issue dates on or after such date and to eligible policies applied for on or after such date that were backdated for up to six (6) months to save age. This Agreement has been made in duplicate and is hereby executed by all parties.

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